May 30, 2013

By EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Attention:	Mr. Jim Rosenberg,
Senior Assistant Chief Accountant

Re:	Principal Financial Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 13, 2013
File No. 001-16725

Dear Mr. Rosenberg:

On behalf of Principal Financial Group, Inc., this letter responds to the comment of the Division of Corporation Finance of the Securities and Exchange Commission received by telephone on May 15, 2013 from Dana Hartz, SEC staff accountant. The comment was a follow-up to our response dated May 2, 2013 to your letter dated April 4, 2013, concerning the company’s annual report on Form 10-K referenced above. For convenience, we have included your additional comment in bold below, immediately followed by our response in plain text.

Please provide your proposed disclosures in your next Form 10-Q rather than your next Form 10-K.

RESPONSE:

We will provide said proposed disclosures in our quarterly report for the quarter ending June 30, 2013.

*    *    *    *    *

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure contained in our periodic reports filed pursuant to the Securities Exchange Act of 1934, and that your comments or our changes to disclosure in response to your comments do not foreclose the Commission from taking any action with respect to our reports. Further, we acknowledge that we may not assert your comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

After you have completed your review of our response, please call me if you have any questions or comments.

Sincerely,

/s/ Terrance J. Lillis

Terrance J. Lillis
Senior Vice President and Chief Financial Officer
(515) 247-4885

cc:	Dana Hartz (Securities and Exchange Commission)
Lisa Vanjoske (Securities and Exchange Commission)